June 8, 2022

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

Washington, D.C. 20549

Attention: Stephen Kim

Re:         Wilhelmina International, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2021

Filed March 16, 2022

File No. 001-36589

Dear Mr. Kim:

We are in receipt of the Commission’s comment letter dated June 6, 2022, regarding the above-referenced filing for Wilhelmina International, Inc. (the “Company”). Certain of the Company’s personnel and outside advisors needed to prepare a thorough response to your comments have limited availability through the end of June due to prior commitments. Therefore, we propose to respond to your comments not later than Friday, July 15, 2022. Please confirm that this proposed response date is acceptable to the Commission.

If you have any questions concerning this request, please do not hesitate to contact the undersigned at (212) 271-1601 or our securities counsel, Steven D. Davidson, at (214) 954-6826. Thank you for your courtesy.

Very truly yours,

/s/ James A. McCarthy

James A. McCarthy

Chief Financial Officer

cc:    Mark E. Schwarz, Chairman

Steven D. Davidson